# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lithium Argentina AG, CIK 0001440972
CUSIP: H5012F103
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Dammstrasse 19, Zug, Switzerland (V8), 6300
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001123292-25-000556
Filed by CIK 0001806207

## Reporting persons
- Ganfeng Lithium Group Co., Ltd./ADR: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 15,810,000; sole dispositive power 0; shared dispositive power 15,810,000; aggregate amount beneficially owned 15,810,000 (9.7% of the class)
  Comment: This Schedule 13G/A is being filed to reflect that the Schedule 13G filed on October 16, 2025 showing ownership of 15,810,000 Common Shares of the Issuer as of June 30, 2025 (the "Prior Filing") was inadvertently filed with form type Schedule 13G and should have instead been filed as Amendment No. 1 to the Schedule 13G also filed on October 16, 2025 that had shown ownership of 15,000,000 shares as of December 31, 2018. Other than this explanatory note, the change in form type to Schedule 13G/A, the identification of the filing as Amendment No. 1, and the new filing date, no changes have been made to the Prior Filing.
  
  Items 6, 8, 9: Consists of 15,810,000 Common Shares held of record by GFL International Co., Limited, which is a wholly owned subsidiary of Ganfeng Lithium Group Co., Ltd.
  
  Item 11: Based on the quotient obtained by dividing (a) the number of Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the 162,360,000 Common Shares outstanding as of June 30, 2025, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on August 11, 2025.

## Item 1. Issuer
Name of issuer: Lithium Argentina AG
Address of issuer's principal executive offices: Dammstrasse 19, Zug, Switzerland, 6300

## Item 2. Person Filing
Name of person filing: Ganfeng Lithium Group Co., Ltd.
Address of principal business office or, if none, residence: Ganfeng Lithium Group Co., Ltd.: NO. 608, LONG TENG ROAD, CHENGDONG HI TECH DEVELOPMENT ZONE, XIN YU CITY, JIANG XI PROVINCE, P.R. CHINA, 338015
Citizenship: Ganfeng Lithium Group Co., Ltd.: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 15,810,000
Percent of class: 9.7
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 15,810,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 15,810,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ganfeng Lithium Group Co., Ltd./ADR: /s/ Xiaoshen Wang, Mr. Xiaoshen Wang, Vice Chairman and Chief Executive Officer (10/27/2025)